================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
                           (PURSUANT TO SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                               AMDAHL CORPORATION
                              (NAME OF THE ISSUER)
                            ------------------------

                               AMDAHL CORPORATION
                          FUJITSU INTERNATIONAL, INC.
                                FUJITSU LIMITED
                     (NAME OF PERSON(S) FILING STATEMENTS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  023905 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                    TAKASHI TAKAYA                                        JOHN C. LEWIS
             DIRECTOR AND GROUP PRESIDENT                             CHAIRMAN OF THE BOARD,
                CORPORATE PLANNING AND                                    PRESIDENT AND
                 BUSINESS DEVELOPMENT                                CHIEF EXECUTIVE OFFICER
                   FUJITSU LIMITED                                      AMDAHL CORPORATION
              MARUNOUCHI CENTER BUILDING                             1250 EAST ARQUES AVENUE
               6-1, MARUNOUCHI 1-CHOME                             SUNNYVALE, CALIFORNIA 94086
             CHIYODA-KU, TOKYO 100, JAPAN                           TELEPHONE: (408) 746-6000
              TELEPHONE: 81-3-3216-0570

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                            ------------------------

                                   Copies to:

               ROBERT S. TOWNSEND, ESQ.                                JOHN W. LARSON, ESQ.
               MORRISON & FOERSTER LLP                              RONALD B. MOSKOVITZ, ESQ.
                  425 MARKET STREET                              BROBECK, PHLEGER & HARRISON LLP
         SAN FRANCISCO, CALIFORNIA 94105-2482                     SPEAR STREET TOWER, ONE MARKET
              TELEPHONE: (415) 268-7080                        SAN FRANCISCO, CALIFORNIA 94105-1000
                                                                          (415) 442-0900

    This statement is filed in connection with a tender offer.
                            ------------------------

                           CALCULATION OF FILING FEE

=================================================================================================
            TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------------------------
                 $911,139,864                                        $182,228
=================================================================================================

 * For purposes of calculating the filing fee only. This calculation assumes (i) the purchase of (x) 123,032,555 shares of common stock, par value $.05 per share, of the subject company ("Shares") issued and outstanding as of July 29, 1997, according to the subject company (including Shares presumed to be issued at the end of the most recent purchase period under the subject company's employee stock purchase plan), less 51,811,664 Shares owned by the Purchaser and its affiliates, and (y) options to purchase 4,707,431 Shares, issued and outstanding as of July 29, 1997 that will vest prior to the expiration of the offer and that have exercise prices of less than $12.00; and (ii) the offer price of $12.00 per share.

 ** The amount of the filing fee, calculated in accordance with Regulation
    240.0-11 of the Securities Exchange Act of 1934, is equal to 1/50 of 1% of the Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:      $182,228            FILING PARTY:    FUJITSU INTERNATIONAL, INC., AND
FORM OR REGISTRATION NO.:    SCHEDULE 14D-1                       FUJITSU LIMITED
                                                 DATE FILED:      AUGUST 5, 1997

================================================================================

CUSIP No. 023905 10 2                      13E-3                     Page 2 of 8

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Fujitsu Limited, a Japanese corporation (the "Parent"), Fujitsu International, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of the Parent, and Amdahl Corporation, a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by the Purchaser to purchase any and all outstanding shares of common stock, par value $.05 per share (the "Shares"), of the Company at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 30, 1997, by and among the Purchaser, the Parent and the Company, which provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth therein (including, without limitation, the purchase of Shares pursuant to the Offer), the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"), and each issued and outstanding Share (other than any Shares held in the treasury of the Company or by any subsidiary of the Company, Shares registered in the name of the Parent or the Purchaser and Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive in cash, without interest, an amount equal to the price paid per Share in the Offer.

     The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the background of the Offer and the Merger, the deliberations, approvals and recommendations of the members of the Company's Board of Directors, acting through the members of such Board who are independent of the Parent and the Purchaser and who constitute a majority of the directors in office (the "Disinterested Board"), in connection with the Offer and the Merger, the opinion of the Disinterested Board's financial advisor and the Company's capital structure and projected and historical financial information, was supplied by the Company. The Purchaser and the Parent take no responsibility for the accuracy of such information.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser and the Parent (the "Schedule 14D-1") with the Securities and Exchange Commission (the "Commission") on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the Schedules and Exhibits thereto.

CUSIP No. 023905 10 2                      13E-3                     Page 3 of 8

                             CROSS REFERENCE SHEET

                                    ITEM IN                                     WHERE LOCATED
                               SCHEDULE 13E-3                                 IN SCHEDULE 14D-1
----------------------------------------------------------------------------  -----------------
     Item 1(a)-(c)..........................................................  Item 1(a)-(c)
     Item 1(d)..............................................................  *
     Item 1(e)..............................................................  **
     Item 1(f)..............................................................  **
     Item 2.................................................................  Item 2
     Item 3.................................................................  Item 3
     Item 4(a)..............................................................  *
     Item 4(b)..............................................................  *
     Item 5.................................................................  Item 5
     Item 6(a)..............................................................  Item 4(a)-(b)
     Item 6(b)..............................................................  *
     Item 6(c)..............................................................  Item 4(a)-(b)
     Item 6(d)..............................................................  **
     Item 7(a)..............................................................  Item 5
     Item 7(b)..............................................................  *
     Item 7(c)..............................................................  *
     Item 7(d)..............................................................  *
     Item 8.................................................................  *
     Item 9.................................................................  *
     Item 10(a).............................................................  Item 6(a)
     Item 10(b).............................................................  Item 6(b)
     Item 11................................................................  Item 7
     Item 12................................................................  *
     Item 13(a).............................................................  *
     Item 13(b)-(c).........................................................  **
     Item 14(a).............................................................  *
     Item 14(b).............................................................  **
     Item 15(a).............................................................  *
     Item 15(b).............................................................  Item 8
     Item 16................................................................  Item 10(f)
     Item 17................................................................  Item 11

 * The Item is located in the Schedule 13E-3 only.

** The Item is inapplicable or the answer thereto is in the negative.

CUSIP No. 023905 10 2                      13E-3                     Page 4 of 8

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- 5. Price Range of Shares; Dividends" and "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger" is incorporated herein by reference.

     (e) Not applicable.

     (f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is being filed by the Purchaser, the Parent and the Company. The response to Item 2(a)-(d) of the Schedule 14D-1 is incorporated herein by reference.

     (e)-(f) The response to Item 2(e)-(f) of the Schedule 14D-1 is incorporated herein by reference with respect to the Purchaser. During the last five years, neither the Company nor, to the best knowledge of the Company, the Parent or the Purchaser, any director or executive officer of the Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The response to Item 2(g) of the Schedule 14D-1 is incorporated herein by reference with respect to the Parent and the Purchaser. The citizenships of the directors and executive officers of the Company are set forth in Schedule II to the Offer to Purchase and are incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company," "SPECIAL FACTORS -- The Merger Agreement," "THE TENDER OFFER -- 1. Terms of the Offer," "THE TENDER OFFER -- 2. Acceptance for Payment and Payment," "THE TENDER OFFER -- 3. Procedure for Tendering Shares," "THE TENDER OFFER -- 4. Withdrawal Rights," "THE TENDER OFFER -- 9. Dividends and Distributions," "THE TENDER
OFFER -- 10. Certain Conditions to the Offer," "THE TENDER OFFER -- 11. Certain Legal Matters; Regulatory Approvals" and "THE TENDER OFFER -- 13. Miscellaneous" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- The Merger Agreement -- Effects on Securities; Stock Options and Stock Participation Plan" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The response to Item 5(a)-(g) of the Schedule 14D-1 is incorporated herein by reference.

CUSIP No. 023905 10 2                      13E-3                     Page 5 of 8

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- 12. Fees and Expenses" is incorporated herein by reference.

     (c)-(d) The response to Item 4(b)-(e) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company," "SPECIAL
FACTORS -- Recommendation of the Company Board of Directors; Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of the Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger," "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger," "SPECIAL FACTORS -- Certain Federal Income Tax Consequences" and "THE TENDER OFFER -- 6. Effect of the Offer on the Market for Shares" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company," "SPECIAL
FACTORS -- Recommendation of the Company Board of Directors; Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Opinion of Financial Advisor to the Disinterested Board," "SPECIAL FACTORS -- Report of Financial Advisor to the Parent," "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of the Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and in
Exhibit I to the Offer to Purchase is incorporated herein by reference. In recognition of the Parent's interest in the Offer and the Merger, directors J. Sidney Webb and George R. Packard, Ph.D., each of whom acts as a consultant to or is otherwise affiliated with the Parent or its affiliates, abstained from voting on the Offer and the Merger.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company," "SPECIAL FACTORS -- Recommendation of the Company Board of Directors; Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Opinion of Financial Advisor to the Disinterested Board," "SPECIAL FACTORS -- Report of Financial Advisor to the Parent" and in Exhibit I to the Offer to Purchase is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The response to Item 6(b) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

CUSIP No. 023905 10 2                      13E-3                     Page 6 of 8

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company," "SPECIAL
FACTORS -- Recommendation of the Company Board of Directors; Fairness of the Offer and the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS -- Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Dissenters' Rights" and in Exhibit IV to the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's financial statements for the three-month period ended March 28, 1997, and the Company's audited financial statements for the two fiscal years ended December 27, 1996 and December 29, 1995, are attached to the Offer to Purchase as Exhibit II thereto, and are incorporated herein by reference.

     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger," SPECIAL FACTORS -- Financing the Offer and the Merger," "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger" and "THE TENDER OFFER -- 6. Effect of the Offer on the Market for the Shares" is incorporated herein by reference.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

CUSIP No. 023905 10 2                      13E-3                     Page 7 of 8

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT NO.                                     DESCRIPTION
    -----------     ----------------------------------------------------------------------------
    (a)             Not applicable.
    (b)(1)          Opinion of Morgan Stanley & Co. Incorporated, dated July 30, 1997 (included as Exhibit I to Exhibit (d)(1)).
    (b)(2)          Presentation of Morgan Stanley & Co. Incorporated to the Disinterested Board
                    on July 30, 1997.
    (b)(3)          Presentation of Lehman Brothers Inc. and Lehman Brothers Japan Inc.,
                    presented to Fujitsu Limited on July 25, 1997.
    (c)(1)          Agreement and Plan of Merger, dated as of July 30, 1997, by and among
                    Fujitsu Limited, Fujitsu International, Inc. and Amdahl Corporation.(1)
    (c)(2)          Confidentiality Agreement, dated June 30, 1997, between Fujitsu Limited and
                    Amdahl Corporation.(2)
    (c)(3)          Letter Agreement, dated July 9, 1997, between Fujitsu Limited and Amdahl
                    Corporation.(2)
    (d)(1)          Form of Offer to Purchase, dated August 5, 1997.(3)
    (d)(2)          Form of Letter of Transmittal.(3)
    (d)(3)          Form of Notice of Guaranteed Delivery.(3)
    (d)(4)          Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.(3)
    (d)(5)          Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
                    Other Nominees to Clients.(3)
    (d)(6)          Form of Guidelines for Certification of Taxpayer Identification Number on
                    Form W-9.(3)
    (d)(7)          Summary Advertisement, as published in The Wall Street Journal August 5,
                    1997.(3)
    (d)(8)          Text of Joint Press Release, dated July 30, 1997, issued by Fujitsu Limited and Amdahl Corporation.(2)
    (d)(9)          Text of Joint Press Release, dated August 5, 1997, issued by Fujitsu Limited and Amdahl Corporation.(3)
    (e)             Description of Rights of Dissenting Stockholders.(4)
    (f)             Not applicable.

---------------

(1) A copy of which is set forth as Exhibit III to the Offer to Purchase, which is filed as an Exhibit to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 5, 1997 and incorporated herein by reference.

(2) Filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by the Parent with the Commission on July 31, 1997 and incorporated herein by reference.

(3) Filed as an Exhibit to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 5, 1997 and incorporated herein by reference.

(4) As set forth in "SPECIAL FACTORS -- Dissenters' Rights" and in Exhibit IV to the Offer to Purchase, which is filed as an Exhibit to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 5, 1997 and incorporated herein by reference.

CUSIP No. 023905 10 2                      13E-3                     Page 8 of 8

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          AMDAHL CORPORATION

                                          By /s/ JOHN C. LEWIS
                                          --------------------------------------
                                          Name: John C. Lewis
                                          Title:   Chairman of the Board,
                                               President and
                                               Chief Executive Officer

                                          FUJITSU LIMITED

                                          By /s/ KAZUTO KOJIMA
                                          --------------------------------------
                                          Name: Kazuto Kojima
                                          Title:   Director and Group President
                                               Marketing Group and International
                                               Computer Business Group

                                          FUJITSU INTERNATIONAL, INC.

                                          By: /s/ KAZUTO KOJIMA
                                          --------------------------------------
                                          Name: Kazuto Kojima
                                          Title:   President

Dated: August 5, 1997

                                 EXHIBIT INDEX

EXHIBIT NO.                                       DESCRIPTION
-----------     --------------------------------------------------------------------------------
(a)             Not applicable.
(b)(1)          Opinion of Morgan Stanley & Co. Incorporated, dated July 30, 1997 (included as
                Exhibit I to Exhibit (d)(1)).
(b)(2)          Presentation of Morgan Stanley & Co. Incorporated to the Disinterested Board on
                July 30, 1997.
(b)(3)          Presentation of Lehman Brothers Inc. and Lehman Brothers Japan Inc., presented to Fujitsu Limited on July 25, 1997.
(c)(1)          Agreement and Plan of Merger, dated as of July 30, 1997, by and among Fujitsu
                Limited, Fujitsu International, Inc. and Amdahl Corporation.(1)
(c)(2)          Confidentiality Agreement, dated June 30, 1997, between Fujitsu Limited and
                Amdahl Corporation.(2)
(c)(3)          Letter Agreement, dated July 9, 1997, between Fujitsu Limited and Amdahl
                Corporation.(2)
(d)(1)          Form of Offer to Purchase, dated August 5, 1997.(3)
(d)(2)          Form of Letter of Transmittal.(3)
(d)(3)          Form of Notice of Guaranteed Delivery.(3)
(d)(4)          Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.(3)
(d)(5)          Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees to Clients.(3)
(d)(6)          Form of Guidelines for Certification of Taxpayer Identification Number on Form
                W-9.(3)
(d)(7)          Summary Advertisement, as published in The Wall Street Journal August 5,
                1997.(3)
(d)(8)          Text of Joint Press Release, dated July 30, 1997, issued by Fujitsu Limited and
                Amdahl Corporation.(2)
(d)(9)          Text of Joint Press Release, dated August 5, 1997, issued by Fujitsu Limited and
                Amdahl Corporation.(3)
(e)             Description of Rights of Dissenting Stockholders.(4)
(f)             Not applicable.

---------------

(1) A copy of which is set forth as Exhibit III to the Offer to Purchase, which is filed as an Exhibit to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 5, 1997 and incorporated herein by reference.

(2) Filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by the Parent with the Commission on July 31, 1997 and incorporated herein by reference.

(3) Filed as an Exhibit to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 5, 1997 and incorporated herein by reference.

(4) As set forth in "SPECIAL FACTORS -- Dissenters' Rights" and in Exhibit IV to the Offer to Purchase, which is filed as an Exhibit to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 5, 1997 and incorporated herein by reference.